1400 –400 Burrard Street Vancouver, BC V6C 3A6 – P 604 689 0234 – F 604 689 7317	info@sandstormltd.com www.sandstormgold.com – T 1 866 584 0234	NYSE.MKT SAND TSX SSL

December 20, 2017

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mr. Rufus Decker

Re:	Sandstorm Gold Ltd. Form 40-F for the Year Ended December 31, 2016 Filed March 29, 2017 File No. 001-35617

Dear Mr. Decker:

We are responding to your letter to Sandstorm Gold Ltd. (the “Company”) dated December 14, 2017 (the “Comment Letter”). As we discussed with the Staff and in order to allow the Company sufficient time to respond to your comments and provide the requested information, we hereby request an additional 10 business days to respond to your Comment Letter, with our response to be submitted on or before January 16, 2018.

Thank you for your consideration on this matter. If you have any questions regarding this matter, please do not hesitate to contact me directly at 604.628.1109.

Sincerely,

/s/ Erfan Kazemi

Erfan Kazemi

Chief Financial Officer

cc:	Angela Lumley

John Koenigsknecht
Neal Gerber & Eisenberg LLP

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